Exhibit 21.1

Jiuzi Holdings Inc.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Jiuzi (HK) Limited	Hong Kong

Zhejiang Navalant New Energy Automotive Co. Ltd.	People’s Republic of China

Zhejiang Jiuzi New Energy Vehicles co., Ltd.	People’s Republic of China

Shangli Jiuzi New Energy Vehicles co., Ltd.	People’s Republic of China